AfterMaster, Inc.

6671 Sunset Blvd., Suite 1520

Hollywood, CA 90028

May 23, 2016

Via Edgar Only

Larry Spirgel
Assistance Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	AfterMaster, Inc. Form 10-K for Fiscal Year Ended June 30, 2015 Filed September 28, 2015 Form 10-Q for Fiscal Quarter Ended December 31, 2015 Filed February 16, 2016 File No. 001-10196

Dear Mr. Spirgel:

AfterMaster, Inc. (the “AfterMaster” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 11, 2016, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.
We note your revised footnote disclosure that Justin Timberlake is the beneficial owner of Tennman Brands LLC and that upon exercise of the warrants, Justin Timberlake would exercise voting control of the common stock underlying the warrants. In the future, please include Mr. Timberlake in the table as the beneficial owner of the underlying shares since he controls Tennman Brands. Also, you should avoid characterizing Mr. Timberlake as a “co-owner” of the company since he only beneficially owns 9.9% of the company.

Response:  We will do so.

2.
We note your response to comment number eight. We also note that bBooth’s trading volume was very light when you received and recorded the 600,000 shares of bBooth stock on September 3, 2015 at $3.00 per share, especially when compared to the increased trading volume and subsequent decrease in stock valuation that occurred beginning around October 26, 2015. Consequently, you have a significant unrealized loss on investments recognized in other comprehensive (loss) income in the period ended December 31, 2015. Please explain to us why you believe this loss is not other than temporary. As part of your response and proposed disclosure, please refer to the disclosures required by ASC 320-10-50-6.

Response:  We have amended our Quarterly Report on Form 10-Q for the quarter ending December 31, 2015, to realize the loss in the period ended December 31, 2015. Because of the rapid drop in the investment’s stock price from $3.00 to $0.05 during the period, we have realized the loss during that period to impair the investment pursuant to ASC 320-10-50-6.

In connection with this response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

/s/ Lawrence Ryckman
Lawrence Ryckman
Chief Executive Officer